



03051982

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response... 12.00

SEC FILE NUMBER
8-14792

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED AUG 25 2003

REPORT FOR THE PERIOD BEGINNING 07/1/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RUANE, CUNNIFF & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue, Suite 4701
(No. and Street)

New York	New York	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Joseph Quinones, Jr. (212) 832-5280
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036-2736
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Joseph Quinones, Jr. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ruane, Cunniff & Co., Inc.** as of **June 30, 2003** are true and correct. I further swear (or affirm) that neither the company not any principal partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ZAHRA PAULTRE
Notary Public, State of New York
No. 01PA6004783
Qualified in Queens County
Commission Expires March 30, 2006

Notary Public

Signature

Treasurer
Title

This report** contains (check all applicable boxes);

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ruane, Cunniff & Co., Inc.

Statement of Financial Condition and Independent Auditor's Report on Internal Control
June 30, 2003



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To Board of Directors and Stockholders
Ruane, Cunniff & Co., Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Ruane, Cunniff & Co., Inc. at June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 7, 2003

Ruane, Cunniff & Co., Inc.
Statement of Financial Condition
June 30, 2003

Assets		
Cash		$ 4,083
Securities owned, at market value (Note 2)		14,888,106
Investment in partnerships (Note 7)		34,184,208
Due from clearing broker		254,157
Investment advisory fees receivable		3,551,343
Mutual fund management fees receivable (Note 7)		2,997,147
Interest receivable (Note 7)		33,515
Federal tax deposits (Note 4)		9,886,029
Property and equipment, net		145,385
Deferred tax asset (Note 4)		280,000
Other assets		207,793
Total assets		$ 66,431,766
Liabilities and Stockholders' Equity		
Accrued expenses		$ 2,985,303
Income tax payable		32,780
Due to profit sharing plan and money purchase plan (Note 5)		1,025,925
Stock redemptions payable (Note 9)		287,013
Total liabilities		$ 4,331,021
Commitments (Notes 3, 9, and 10)		
Stockholders' equity (Note 6)		
Common stock, $.10 par value, 400,000 shares authorized; 39,380 shares issued and outstanding	$ 3,938	
Additional paid-in capital	14,040,982	
Retained earnings	50,097,243	
	64,142,163	
Less: Cost of stock to be acquired; 47 shares (Note 9)	138,453	
Note receivable for common stock (Note 7)	1,902,965	
Total stockholders' equity		62,100,745
		$ 66,431,766

The accompanying notes form an integral part of this financial statement.

1. Nature of Business and Significant Accounting Policies

Nature of Business
The Company was incorporated in the state of Delaware on January 14, 1969, to engage in the general business of a broker or dealer in securities. The Company is a registered investment adviser and investment manager of a related mutual fund. These two activities constitute the major source of the Company's gross revenues and business.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Revenue Recognition
Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction date, except for options which are on a one day basis. Commission income recorded on a trade date basis would not be materially different. Investment advisory fees are based on a percentage of assets under management and are recorded as earned. The Investment Manager may elect to waive all or part of such fees for certain clients at its discretion.

Investments
Investments in securities include short-term U.S. Government obligations valued at amortized cost and investments in mutual funds valued at the funds' quoted net asset value. Investments in partnerships are fair valued at the Company's proportionate share of total equity in each partnership. These partnerships carry their underlying investments at market value. Therefore, the Company recognizes realized and unrealized appreciation or depreciation in income.

Property and Equipment
Property and equipment is stated at cost. Depreciation of office equipment and furniture and fixtures is computed by the accelerated method, using estimated useful lives of five and seven years.

Improvements to the leased property are being amortized on a straight-line basis over the life of the lease.

Property and equipment is summarized as follows:

Furniture and fixtures	$	41,422
Office equipment		60,354
Computer equipment		243,542
Leasehold improvements		900,682
		1,246,000
Less accumulated depreciation and amortization		(1,100,615)
	$	145,385

Income Taxes
Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of Estimates
The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Securities Owned

Securities owned at quoted market value as of June 30, 2003 are summarized as follows:

Short-term U.S. Government obligations	$	11,297,494
Investment in equity securities		68,300
Investment in affiliated equity mutual fund		3,495,373
Investment in money market funds		26,939
	$	14,888,106

3. Lease Commitment

The Company has leased its office space under a noncancelable agreement which expires May 22, 2004. The total minimum rental commitment at June 30, 2003 is $747,000 which is fully due by the year ending June 30, 2004. In addition to the minimum annual rentals the lease also includes provisions for real estate tax and building expense escalations.

4. Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata share of the Company's items of income, deductions, losses and credits. As a result of this election, no Federal income taxes have been

recognized in the accompanying financial statement. Also, as a result of this election, New York State income taxes are only payable by the corporation to the extent that the corporate rate exceeds the individual tax rate. As of June 30, 2003, the Company's reported net assets were greater than their tax bases by approximately $12,167,303. Accordingly, if the election was terminated on that date, a deferred tax liability of approximately $4,867,000 would be recognized by a debit to income tax expense.

The Company has elected to maintain its June 30 fiscal year end for tax purposes. Under the terms of this election, the Company is required to make federal tax deposits representing the equivalent tax on the benefit of the fiscal year tax deferral. These deposits are refundable upon liquidation of the Corporation or termination of the election. The aggregate amount of these deposits is $9,886,029.

Net deferred tax assets consist of the following components as of June 30, 2003:

Deferred tax liabilities		
Securities owned	$	(1,000)
Investment in partnerships		(7,000)
Deferred tax assets		
Property and equipment, net		51,000
Accrued expenses		237,000
Net deferred tax asset	$	280,000

5. Employee Benefit Plans

The Company provides for contributions to its Defined Contribution Profit Sharing Plan, which covers substantially all of its full-time employees. The plan provides for contributions in such amounts as the Board of Directors may annually determine.

Effective July 1, 1989, the Company adopted a Defined Contribution Money Purchase Plan covering substantially all of its employees. Contributions are subject to a minimum percentage of each covered employee's compensation.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2003, the Company had net capital and net capital requirements of $13,101,475 and $288,735, respectively. The Company's net capital ratio was .33 to 1.

7. Related Party Transactions

The Company acts as investment advisor for the Sequoia Fund, Inc. The officers of the Company are directors and/or officers of the Fund.

The Company is a special limited partner in Acacia Partners, L.P., Acacia Institutional Partners, L.P., and Acacia II Partners, L.P., and as of June 30, 2003, had 3.18%, 6.58% and 1.35% interest in the partnerships, respectively. The aggregate net assets of the partnerships approximate $862,921,844 as of June 30, 2003. The partnership agreements call for the Company to receive incentive allocations if the total return of the partnerships exceed specified targets.

Additionally, the Company has accepted a promissory note from one of its employees for the amount due on purchase of the Company's common stock. The outstanding principal and interest amounts at June 30, 2003 are $1,902,965 and $33,515, respectively. The note is fully due by January 1, 2011 and carries an interest rate of 3.43% per annum. The note is payable solely from and secured by amounts payable as dividends, distributions or proceeds from the sale of the stock purchased.

8. Financial Instruments with Off-Balance-Sheet Credit Risk

As discussed in Note 1, the Company's customers securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for custody, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are processed properly by the clearing broker/dealer.

9. Stock Redemption Agreement

The Company has a Stock Restriction and Purchase Agreement that provides that in the event of the death of a stockholder, the Company has the option to purchase the outstanding stock held by the deceased stockholder for a price established in the stock redemption agreement based on a multiple of future earnings. The Company at its option may elect to pay for the shares purchased over a ten year period.

During the year ended October 31, 1994, a stockholder of the Company passed away. The Company has elected to pay for the shares to be repurchased over a ten year period and the estimated remaining obligation as of June 30, 2003 is $287,013. The obligation may increase or decrease as a result of future earnings of the Company.

Further, during the year ended June 30, 2003, a stockholder who was also a director, separated from the Company. In accordance with the Stock Restriction and Purchase Agreement, the Company repurchased 2,960 shares from the stockholder/director for $8,532,438.

10. Employment Contracts

The Company has employment contracts with three of its executive officers. Under these agreements, the officer receives monthly compensation based on a designated percentage of commissions and advisory fees earned by the Company related to clients introduced by the officer. If an officer voluntarily terminates, becomes disabled or dies, the Company will be obligated to make monthly payments to the former officer at a percentage of the compensation that would have

been payable to the officer based on future commissions and advisory fees received by the Company from clients introduced by the officer. The percentage will start at 80% of the calculated compensation and will decrease 10% annually. Payments will continue until the seventh anniversary of the commencement of such payments.

In as much as the amount of the Company's liability under these contracts cannot be reasonably estimated, no accrual has been recorded during the current period of service.

Further, in the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control

To the Board of Directors
Ruane, Cunniff & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Ruane, Cunniff & Co., Inc. (the "Company") for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

(2) Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

PRICEWATERHOUSECOOPERS

To the Board of Directors
Ruane, Cunniff & Co., Inc.

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 7, 2003